UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aquis Communications Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

038399101

(CUSIP Number)

Philip Clark, Esq.
FINOVA Capital Corporation
500 Church Street, Suite 200
Nashville, TN 37219
(615) 252-4528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP NO. 038399101	13D	Page 2 of 12 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification Nos. of above person Desert Communications, I, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 358,272,689 (See Item 5) 8. Shared Voting Power 0 (See Item 5) 9. Sole Dispositive Power 358,272,689 (See Item 5) 10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,272,689 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 95.2% (See Item 5)

14.	Type of Reporting Person* HC

CUSIP NO. 038399101	13D	Page 3 of 12 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person FINOVA Capital Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 0 (See Item 5) 8. Shared Voting Power 0 (See Item 5) 9. Sole Dispositive Power 0 (See Item 5) 10. Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 358,272,689 shares of Common Stock (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 95.2% (See Item 5)

14.	Type of Reporting Person* HC

CUSIP NO. 038399101	13D	Page 4 of 12 Pages

Item 1.    Security and Issuer.

This Schedule 13D amends and restates the original Schedule 13D filed on August 22, 2002. This Amended and Restated Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Aquis Communications Group, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 1719A Route 10, Suite 300, Parsippany, NJ 07054.

Item 2.    Identity and Background.

This statement is being filed by FINOVA Capital Corporation (“FINOVA”), a Delaware corporation, which is engaged in the business of managing and maximizing the value of its existing loan portfolio and is the sole member of Desert Communications I, LLC, a Delaware limited liability company (“Desert”). FINOVA’s principal business and office address is 4800 North Scottsdale Boulevard, Scottsdale, AZ 85351. FINOVA has not been convicted of a criminal proceeding during the last five years, nor has FINOVA during the last five years been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is being filed by Desert, which was formed by FINOVA solely for the purpose of acquiring 143,671.59 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) of Aquis Communications Group, Inc., a Delaware corporation (the “Issuer”), and warrants to purchase 192,206,258 shares of the Issuer’s Common Stock at an exercise price of $.01 per share (the “Series A Warrant”) and warrants to purchase 22,394,842 shares of Issuer’s Common Stock at an exercise price $.01 per share (the “Series B Warrant”, collectively with the Series A Warrant, the “Warrants”). Desert has not engaged in any business other than in connection with the acquisition of such shares of Preferred Stock, Common Stock and Warrants. Desert’s sole member is FINOVA. Desert’s principal business and office address is 4800 North Scottsdale Boulevard, Scottsdale, AZ 85351. Desert has not been convicted of a criminal proceeding during the last five years, nor has Desert during the last five years been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The executive officers and directors of FINOVA, and/or any person controlling FINOVA and/or any person controlled by FINOVA, are identified below:

CUSIP NO. 038399101	13D	Page 5 of 12 Pages

The executive officers of FINOVA are as follows:

Name	Position
Ian M. Cumming	Chairman of the Board
Lawrence S. Hershfield	Chief Executive Officer
Joseph S. Steinberg	President
William J. Hallinan	Executive Vice President—General Counsel & Secretary
Randolph Todd Abrahams	Senior Vice President—Healthcare Finance
Derek C. Bruns	Senior Vice President—Internal Audit
John B. Burtchaell Jr.	Senior Vice President—Special Assets
Anthony P. DeMarco	Senior Vice President—Corporate Credit & Reporting
Burt M. Feinberg	Senior Vice President—Portfolio Management
Jack Fields III	Executive Vice President—Specialty Finance
Glenn E. Gray	Senior Vice President—Portfolio Management
Randall R. Heller	Senior Vice President—Portfolio Management
Richard Lieberman	Senior Vice President, Deputy General Counsel and Secretary
Don A. Luttenegger	Senior Vice President—Transportation Finance
Thomas E. Mara	Senior Vice President
Bruno A. Marszowski	Senior Vice President—Controller and Chief Financial Officer
Scott H. Mitchell	Senior Vice President—National Audit Manager
Joseph Orlando	Senior Vice President
Jeffrey A. Owings	Senior Vice President—Resort Finance Lending
William C. Roche	Senior Vice President—Chief Administrative Officer
Mirian C. Santa Cruz	Senior Vice President—Special Assets
Stuart A. Tashlik	Senior Vice President—Chief Financial Officer

The directors of FINOVA, including their occupations and businesses addresses, are as follows:

Name	Business Address
Thomas F. Boland	Managing Director Seneca Financial Group, Inc. 39 Lewis Street Greenwich, CT 06830
Ian M. Cumming	Leucadia National Corporation 529 East South Temple Salt Lake City, UT 84102
G. Robert Durham	244 Carlyle Lake Drive Creve Coeur, MO 63141
Lawrence Hershfield	The FINOVA Group Inc. 4800 N. Scottsdale Road Scottsdale, AZ 85251

CUSIP NO. 038399101	13D	Page 6 of 12 Pages

Name	Business Address
R. Gregory Morgan	Munger, Tolles & Olson LLP 355 South Grand Avenue, 35 FL Los Angeles, CA 90071
Kenneth R. Smith	Department of Economics McClelland Hall Room #430MM The University of Arizona Tucson, AZ 85721
Joseph S. Steinberg	Leucadia National Corporation 315 Park Avenue South, 20 FL New York, NY 10010

FINOVA is a wholly-owned subsidiary of The FINOVA Group Inc. The executive officers and principal place of business of The FINOVA Group Inc. are as follows:

Name	Position
Ian M. Cumming	Chairman of the Board
Lawrence S. Hershfield	Chief Executive Officer
Joseph S. Steinberg	President
William J. Hallinan	Executive Vice President—General Counsel & Secretary
Derek C. Bruns	Senior Vice President—Internal Audit
Bruno A. Marszowski	Senior Vice President—Controller and Chief Financial Officer
William C. Roche	Senior Vice President and Chief Administrative Officer
Stuart A. Tashlik	Senior Vice President—Planning and Communications
Richard Lieberman	Senior Vice President, General Counsel and Secretary

The directors of The FINOVA Group Inc., including their occupations and businesses addresses are as follows:

Name	Business Address
Thomas F. Boland	Managing Director Seneca Financial Group, Inc. 39 Lewis Street Greenwich, CT 06830
Ian M. Cumming	Leucadia National Corporation 529 East South Temple Salt Lake City, UT 84102
G. Robert Durham	244 Carlyle Lake Drive Creve Coeur, MO 63141
Lawrence Hershfield	The FINOVA Group Inc. 4800 N. Scottsdale Road Scottsdale, AZ 85251

CUSIP NO. 038399101	13D	Page 7 of 12 Pages

Name	Business Address
R. Gregory Morgan	Munger, Tolles & Olson LLP 355 South Grand Avenue, 35 Fl Los Angeles, CA 90071
Kenneth R. Smith	Department of Economics McClelland Hall Room #430MM The University of Arizona Tucson, AZ 85721
Joseph S. Steinberg	Leucadia National Corporation 315 Park Avenue South, 20 FL New York, NY 10010

None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Issuer and its wholly owned subsidiary, Aquis Wireless Communications, Inc., a Delaware corporation (the “Company”) refinanced $34 million in indebtedness to FINOVA in connection with that Amended and Restated Loan Agreement dated January 31, 2000 and that Master Lease Agreement dated as of March 31, 1999. The securities of the Issuer described in Item 5 were acquired in exchange for FINOVA and Desert entering into that Restructuring Agreement between the Issuer, Desert and FINOVA dated as of July 1, 2002 (the “Restructuring Agreement”), and that Amended and Restated Loan Agreement dated as of August 12, 2002 (the “Restructuring Loan Agreement”), each as described in Item 6. The Restructuring Agreement and the Restructuring Loan Agreement are expressly incorporated by reference to Exhibits 1 and 2, respectively, of the original Schedule 13D filed on August 22, 2002.

CUSIP NO. 038399101	13D	Page 8 of 12 Pages

Item 4.      Purpose of Transaction.

The Issuer’s securities that are presently beneficially owned by Desert and FINOVA were acquired and are currently being held for investment purposes. The purpose of the refinancing transaction was to refinance the Issuer’s indebtedness to facilitate the continued operations of the Issuer. As described in greater detail in the Restructuring Agreement, the Company’s indebtedness to FINOVA was consolidated and restructured in exchange for Desert acquiring a controlling equity share of the Common Stock of the Issuer. Desert received shares of Preferred Stock of the Issuer that were converted into the Common Stock of the Issuer on December 12, 2002, and Warrants to purchase shares of Common Stock of the Issuer. In addition, pursuant to the Restructuring Loan Agreement, the Company issued in favor of FINOVA (i) a promissory note in the aggregate principal amount of $7,000,000 (the “Tranche A Note”) and (ii) a promissory note in the aggregate principal amount of $2,000,000 (the “Tranche B Note”). The Tranche A Note and the Tranche B Note are expressly incorporated by reference to Exhibits 3 and 4, respectively, of the original Schedule 13D filed on August 22, 2002.

Pursuant to the Restructuring Agreement, the Issuer is required to take all corporate action, including calling a special meeting of the stockholders of the Issuer, necessary to adopt an amended and restated certificate of incorporation to authorize and reserve, free of preemptive rights and other similar contractual rights of stockholders, a sufficient number of shares of Common Stock in order to satisfy the rights of (x) conversion of the holders of all shares of Preferred Stock which were converted into shares of Common Stock on December 12, 2002, and (y) exercise of the Warrants into shares of Common Stock.

FINOVA obtained the Securities described in Item 5 below with an intent to convert the Preferred Stock into Common Stock of the Issuer. This conversion occurred on December 12, 2002.

Pursuant to the Restructuring Agreement, Desert designated three of the five members of the Board of Directors of the Issuer; the names of the members are John B. Burtchaell, Jr., David A. Sands and Alex E. Stillwell. Although the Securities described in Item 5 were acquired and are currently being held for investment purposes, Desert may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, Desert may attempt to dispose of the shares owned by it on the open market, in privately negotiated transactions or otherwise.

Item 5.    Interest in Securities of the Issuer.

On December 12, 2002, Desert held 143,671.59 shares of the Issuer’s Preferred Stock, all of which were converted into 143,671,590 shares of the Issuer’s Common Stock. Desert holds the Series A Warrant to purchase 192,206,258 shares of the Issuer’s Common Stock and the Series B Warrant to purchase 22,394,842 shares of the Issuer’s Common Stock. Desert and FINOVA beneficially own 358,272,689 shares of the Issuer’s Common Stock. Securities “beneficially owned” include securities not outstanding which are subject to options, warrants, rights or conversion privileges and are determined in accordance with the definition of “beneficial ownership” set forth in

CUSIP NO. 038399101	13D	Page 9 of 12 Pages

the regulations promulgated under the Exchange Act for securities owned by Desert and FINOVA but not with respect to such securities owned by any other person. On a fully diluted basis, FINOVA and Desert beneficially own 95.2% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

Desert has the sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by Desert and FINOVA. FINOVA is a reporting person for purposes of this Schedule 13D by virtue of its ownership of Desert. FINOVA does not have the power to vote or dispose of any of the shares of Common Stock to which this Schedule 13D relates.

Except as set forth elsewhere in this Schedule, neither Desert nor FINOVA has effected any transactions in the Issuer’s Common Stock during the 60 days prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of August 12, 2002, the Company owed FINOVA approximately $34 million in indebtedness. On July 1, 2002, the Issuer, Desert and FINOVA entered into the Restructuring Agreement to consolidate and to restructure the Company’s indebtedness. Under the Restructuring Agreement, Desert was issued 143,671.59 shares of the Issuer’s Preferred Stock, all of which were converted into 143,671,590 shares of the Issuer’s Common Stock on December 12, 2002. Desert was also issued the Series A Warrant to purchase 192,206,258 shares of the Issuer’s Common Stock (see Exhibit 6 hereto) and the Series B Warrant to purchase 22,394,842 shares of the Issuer’s Common Stock (see Exhibit 7 hereto).

On August 12, 2002, the Company and FINOVA entered into the Restructuring Loan Agreement. The Restructuring Loan Agreement consolidated the Company’s indebtedness to FINOVA, and FINOVA received (i) the Tranche A Note and (ii) the Tranche B Note, and (iii) all other principal and other amounts included in the indebtedness were converted into shares of the Issuer’s Preferred Stock in accordance with the Restructuring Agreement.

Also on August 12, 2002, the Issuer and Desert entered into the Investor Rights Agreement (the “Investor Rights Agreement”) (see Exhibit 8 described below). Under the Investor Rights Agreement, among other things, the Issuer granted Desert and its permitted transferees and assignees certain demand and “piggyback” registration rights with respect to the shares of Issuer’s Common Stock.

In addition, on August 12, 2002, the Issuer and AMRO International, S.A. (“AMRO”) entered into the Subordination Agreement (the “Subordination Agreement”) (see Exhibit 9 described below). Under the Subordination Agreement, dated August 12, 2002, the Issuer’s indebtedness to AMRO was subordinated to the Issuer’s indebtedness to FINOVA.

CUSIP NO. 038399101	13D	Page 10 of 12 Pages

Item 7.    Material to be Filed as Exhibits.

1)	Restructuring Agreement, dated as of July 1, 2002, by and between Aquis Communications Group, Inc., Desert Communications I, LLC and FINOVA Capital Corporation. *

2)	Restructuring Loan Agreement, dated as of August 12, 2002, by and between FINOVA Capital Corporation and Aquis Wireless Communications, Inc. *

3)	Tranche A Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation. *

4)	Tranche B Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation. *

5)	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and Series B Redeemable Preferred Stock of Aquis Communications Group, Inc., dated August 6, 2002. *

6)
Series A Common Stock Purchase Warrant to purchase 192,206,258 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002. *

7)
Series B Common Stock Purchase Warrant to purchase 22,394,842 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002. *

8)	Investor Rights Agreement, dated August 12, 2002, by and between Aquis Communications Group, Inc. and Desert Communications I, LLC. *

9)	Subordination Agreement, dated August 12, 2002, by and between AMRO International, S.A. and FINOVA Capital Corporation.*

*	Incorporated by reference to the corresponding exhibit filed with the original Schedule 13D filed on August 22, 2002.

CUSIP NO. 038399101	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 10, 2003

FINOVA CAPITAL CORPORATION

By:	/s/ PHILIP CLARK
Name:	Philip Clark
Title:	Vice President— Assistant Secretary

DESERT COMMUNICATIONS I, LLC

By:	/s/ PHILIP CLARK
Name:	Philip Clark
Title:	Vice President— Assistant Secretary

CUSIP No. 038399101	13D	Page 12 of 12 Pages

Exhibit Index

Exhibit Number	DESCRIPTION OF EXHIBIT

1
Restructuring Agreement, dated as of July 1, 2002, by and between Aquis Communications Group, Inc., Desert Communications I, LLC and FINOVA Capital Corporation (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

2
Restructuring Loan Agreement, dated as of August 12, 2002, by and between FINOVA Capital Corporation and Aquis Wireless Communications, Inc. (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

3
Tranche A Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

4
Tranche B Note, dated as of August 12, 2002, executed by Aquis Wireless Communications, Inc. in favor of FINOVA Capital Corporation (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

5
Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock and Series B Redeemable Preferred Stock of Aquis Communications Group, Inc., dated August 6, 2002 (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

6
Series A Common Stock Purchase Warrant to purchase 192,206,258 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002 (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

7
Series B Common Stock Purchase Warrant to purchase 22,394,842 shares of Common Stock of Aquis Communications Group, Inc. at $0.01 per share issued to Desert Communications I, LLC, dated August 12, 2002 (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

8
Investor Rights Agreement, dated August 12, 2002, by and between Aquis Communications Group, Inc. and Desert Communications I, LLC (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).

9
Subordination Agreement, dated August 12, 2002, by and between AMRO International, S.A. and FINOVA Capital Corporation (Incorporated by reference to Schedule 13D dated August 22, 2002 as filed with the Securities and Exchange Commission).